TAHOE CLARIFIES REPORTS REGARDING INCIDENTS NEAR ESCOBAL PROJECT

VANCOUVER, B.C. (May 1, 2013) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) has issued this statement to clarify inaccurate media reports about violent incidents that have broken out in recent days in the region around its Escobal silver project in southeast Guatemala.

According to Tahoe CEO Kevin McArthur, the Company has seen a number of anti-mining protests around the project that is under construction near the community of San Rafael Las Flores. “While many of these activities have been peaceful and respectful, violence from outside influences has escalated in the past weeks since we received our operating permit,” said Mr. McArthur.

During the evening shift change of Saturday, April 27, 2013, a protest involving approximately 20 people armed with machetes turned hostile. The Escobal security force used tear gas and rubber bullets to repel the protestors at the mine gate. These individuals left the area following this incident and some were treated at hospitals and released.

“Our investigation has shown that only non-lethal measures were taken by our security. We regret any injuries caused by rubber bullets, but we take the protection of our employees and the mine seriously,” said Mr. McArthur. The government is investigating the incident with the Company’s full cooperation.

With the exception of the Saturday incident, all other reported events occurred away from the project site. The Company reports an increase of outsiders being bused into the area to protest and cause public disturbances. On Monday, four busloads brought protestors to the area, and in an ambush of local police, one officer was shot and killed.

There are also reports that approximately 25 police officers were captured and disarmed in Jalapa department (province) by an angry mob. This incident was unrelated to the Escobal project and occurred in a department other than Santa Rosa where Escobal is located.

Tahoe’s Guatemala security manager was detained by authorities on Tuesday due to the highly charged atmosphere and inaccurate press reports about Saturday’s events. He has not been charged with any crimes, and the Company expects him to be released when the government investigation is complete.

“We send our condolences to the family of the slain police officer and strive to engage with and to peacefully coexist with all stakeholders in this area of Guatemala. This project is being constructed to the highest environmental and social standards and it brings needed employment to the area and millions of dollars in annual royalties and taxes,” said Mr. McArthur.

“One of our top priorities is to protect the health, welfare and safety of our employees and contractors from these criminal actions,” Mr. McArthur said. Tahoe currently employees 665 workers at Escobal, 96 percent of whom are Guatemalan, with an additional 1,300 contractors helping to construct the mine.

As a result of the incidents in recent days, work at the mine has slowed and construction and development is expected to return to normal by Thursday.

About Tahoe Resources Inc.

Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Forward-Looking Statements

Tahoe Resources is a Canadian corporation operating in Canada, the United States and Guatemala. This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes potential future events related to: receiving an exploitation permit for Escobal; meeting the project schedule; achieving mill commissioning in the second half of 2013 and commercial production in early 2014; and Tahoe’s strategy to develop the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals (including the exploitation permit for the Escobal project), the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities , country risks, civil unrest, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807